Exhibit 12.1

DST Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2007	2006	2005	2004	2003

Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,326,644	$330,751	$658,010	$296,706	$417,707

Add:
Fixed Charges	77,480	95,938	90,023	73,114	50,328

Amortization of capitalized interest	126	120	139	189	167

Distributed earnings of equity investees	565	36,035	684		102

Subtract:
Capitalized Interest	(3)	(87)	(28)	(597)	(571)

Pretax income as adjusted	$1,404,812	$462,757	$748,828	$369,412	$467,733

Fixed charges:
Interest expense	$60,259	$77,281	$66,592	$55,204	$26,877
Interest capitalized	3	87	28	597	571
	60,262	77,368	66,620	55,801	27,448

Portion of rents representative of an appropriate interest factor	17,218	18,570	23,403	17,313	22,880

Total fixed charges	$77,480	$95,938	$90,023	$73,114	$50,328

Ratio of earnings to fixed charges	18.1	4.8	8.3	5.1	9.3